Exhibit 1

CONVENING NOTICE

This is the convening notice for an extraordinary general meeting of shareholders of Merus N.V. (the “Company”) to be held on December 5, 2019 at 2:00 p.m. (CET) at the offices of NautaDutilh N.V. (address: Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands) (the “EGM”).

The agenda for the EGM is as follows:

1.	Opening

2.	Amendment of the Company’s articles of association and authorization to implement such amendment (voting item)

3.	Closing

No business shall be voted on at the EGM, except such items as included in the above-mentioned agenda.

The registration date for the EGM is November 7, 2019 (the “Registration Date”). Those who are shareholders of the Company, or who otherwise have voting rights and/or meeting rights with respect to shares in the Company’s capital, on the Registration Date and who are recorded as such in the Company’s shareholders’ register or in the register maintained by the Company’s U.S. transfer agent may attend and, if relevant, vote at the EGM (the “Persons with Meeting Rights”).

Persons with Meeting Rights who wish to attend the EGM, in person or represented by proxy, must notify the Company in writing of their identity and intention to attend the EGM. This notice must be received by the Company no later than on December 2, 2019. Persons with Meeting Rights who have not complied with this requirement may be refused entry to the EGM. Persons with Meeting Rights may have themselves represented at the EGM through the use of a written or electronically recorded proxy. Proxyholders should present a copy of their proxies upon entry to the EGM, failing which the proxyholder concerned may be refused entry to the EGM. A proxy form can be downloaded from the Company’s website (http://www.merus.nl).

EXPLANATORY NOTES TO THE AGENDA

2.	Amendment of the Company’s articles of association and authorization to implement such amendment (voting item)

The Company’s common shares are listed on The Nasdaq Global Market (“Nasdaq”) in the United States of America. Since listing its common shares on Nasdaq, the Company has been subject to the Nasdaq requirements as a “foreign private issuer” as defined under the rules and regulations of the U.S. Securities and Exchange Commission. The Company has determined that, as of June 30, 2019, it no longer qualified as a “foreign private issuer”. As a result, beginning January 1, 2020, the Company will be obligated to comply with the requirements of Nasdaq applicable to U.S. domestic issuers, including the requirement that its articles of association provide for a quorum of, at least, 33 1/3 % of its common shares at any meeting of holders of its common shares.

In order for the Company’s articles of association to be compliant with the quorum requirement described above, it is proposed that the Company’s articles of association be amended in accordance with the draft articles of association which has been made available on the Company’s website (http://www.merus.nl) and at the Company’s office address. In addition, article 18.6 of the Company’s articles of association are also proposed to be amended to be compliant with a recent amendment in Dutch corporate law. If this resolution is passed, each lawyer, candidate civil law notary and civil law notary of NautaDutilh N.V. shall be authorized to execute the requisite deed of amendment to the Company’s articles of association.